Exhibit 1.01

Solana Company

Conflict Minerals Report

For Calendar Year 2025

Solana Company (the “Company,” “we” and “our”) submits this Conflict Minerals Report (this “Report”) for the period January 1 to December 31, 2025 (the “Reporting Period”), pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products contracted to be manufactured contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”).

As described in this Report, following the Reporting Period, on April 8, 2026, the Company sold the assets relating to its Portable Neuromodulation Stimulator (“PoNS”) business (the “PoNS Asset Sale”). Following the PoNS Asset Sale, the Company no longer manufacturers any products where Conflict Minerals are necessary to the functionality or production of those products.

Overview

Solana Company’s Business

Since September 2025, we are a listed digital asset treasury (“DAT”) dedicated to acquiring and holding Solana (“SOL”) tokens. Our DAT objective is to maximize SOL per share through strategic use of capital markets and on-chain opportunities, offering public market investors direct exposure to Solana.

Prior to the PoNS Asset Sale, we were also a neurotechnology company focused on neurological wellness, and our product, PoNS, was an innovative non-implantable medical device, inclusive of a controller and mouthpiece, which delivers mild electrical stimulation to the surface of the tongue to provide treatment of gait deficit and chronic balance deficit.

Solana Company’s Product Covered by this Report

During the Reporting Period, the Company determined that 3TG was necessary to the functionality or production of the PoNS device.

Accordingly, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) to determine whether any 3TG contained in the PoNS device originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”), or were from recycled or scrap sources.

Reasonable Country of Origin Inquiry

During 2025, we relied on a sole manufacturer (the “Manufacturer”) to manufacture the PoNS device. The Manufacturer relied on suppliers who supply components and materials for multiple products that it manufactures. We did not have direct relationships with any of these suppliers.

Given our position during the Reporting Period in the supply chain as a downstream company, the Company had to rely on the Manufacturer to conduct its own surveys of its upstream supply chains in relation to the 3TG used in the PoNS device. This inquiry consisted of obtaining a written assurance from the Manufacturer that it had performed in good faith its own RCOI. Accordingly, we requested and received from the Manufacturer a completed Conflict Minerals Reporting Template (“CMRT”) from the Responsible Minerals Intiative. The CMRT included results from the Manufacturer’s own diligence process, in which the Manufacturer conducted its own supply chain survey and collected CMRTs from its suppliers. However, the Manufacturer’s CMRT covered all products manufactured by the Manufacturer, both for the Company and for other customers, and the Manufacturer confirmed, after we followed-up, that they were not able to respond to the CMRT with responses specific to us or the PoNS device.

Due Diligence Performed

Step 1: Establish Strong Company Management Systems

The Company used the CMRT to determine the source and chain of custody of 3TG in its supply chain. We reviewed the CMRT sent to us by the Manufacturer, which was based on responses submitted to the Manufacturer by its own suppliers.

Step 2: Identify and Assess Risk in the Supply Chain

We requested and received the CMRT from the Manufacturer in order to gather information on our supply chain during the Reporting Period, including whether any of the minerals that could potentially be classified as 3TG were contained in materials supplied to the Manufacturer or came from recycled or scrap sources and whether those minerals originated from the Covered Countries.

We reviewed the Manufacturer’s CMRTs for completeness and consistency of answers. The CMRT we received from the Manufacturer showed that the Manufacturer received completed CMRT responses from more than 75% of the suppliers surveyed.

Because the Manufacturer is only able to provide a CMRT that was company-wide and not specific to us or the PoNS device, the information we received reports 3TG data for all products manufactured by the Manufacturer. Accordingly, we are not able to determine whether the smelters and refiners identified by the Manufacturer processed the 3TG in the PoNS device. Given the large number of identified smelters and refiners, the relative size of our former operations compared to the Manufacturer and the limited number of PoNS devices we contracted to manufacture prior to the PoNS Asset Sale, we believe that the smelter and refiner list provided is significantly over-inclusive and that we do not have sufficient information to reasonably identify smelters or refiners that processed the 3TG contained in the PoNS device.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

As noted above, following the Reporting Period, we sold the PoNS business pursuant to the PoNS Asset sale and no longer contract to manufacture PoNS devices.

Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Manufacturer identified 333 unique smelters or refiners that may have been used to process 3TG in the products it manufactures. For the reasons noted above, we expect that few of the 333 unique smelters or refiners identified by the Manufacturer processed the 3TG in the PoNS device.

Step 5: Report on Supply Chain Due Diligence

We filed this Form SD and Conflict Minerals Report with the SEC and made these documents available on our website at https://ir.solanacompany.co/financial-information/sec-filings.

Due Diligence Results

The Manufacturer responded that smelters in its supply chain do source from Covered Countries and that the 3TG in products it manufactures are not entirely from recycled or scrap sources. The Manufacturer identified 333 unique smelters or refiners that may have been used to process 3TG in the products it manufactures. Because the Manufacturer’s CMRT is company-wide and not specific to the Company or the PoNS device and given the large number of identified smelters and refiners, the relative size of our former operations compared to the Manufacturer and the limited number of PoNS devices we contracted to manufacture prior to the PoNS Asset Sale, we expect that few of the 333 unique smelters or refiners identified by the Manufacturer may have actually processed the 3TG in the PoNS device. This is because the Manufacturer’s identified smelters and refiners were used to process 3TG across all products they manufacture, not solely the PoNS device. For this reason, we determined that we do not have sufficient information to reasonably identify the particular smelter or refiner that processed the 3TG in the PoNS device and thus did not list smelters or refiners in this Conflict Minerals Report. Further, we were unable to determine whether the 3TG contained in the PoNS device originated in the Covered Countries. The Manufacturer reported that it requires its direct suppliers to be DRC conflict-free (free of minerals that directly or indirectly finance or benefit armed groups in Covered Countries), but some of the smelters or refiners identified by the Manufacturer were not Responsible Minerals Assurance Process compliant or participating in a certification program.

Steps to be Taken to Mitigate Risk

As noted above, we sold the PoNS business pursuant to the PoNS Asset sale and no longer contract to manufacture PoNS devices.